TCW Funds, Inc.

865 South Figueroa Street, Suite 1800

Los Angeles, CA 90017

July 3, 2008

Valerie Lithotomos, Esq.

U.S. Securities and Exchange Commission

Office of Disclosure and Review

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	TCW Funds, Inc. (the “Registrant”) Registration Statement on Form N-14
(the “Registration Statement”) (File No. 333-151313)

Dear Ms. Lithotomos,

On May 30, 2008, the Registrant filed a Registration Statement relating to the proposed reorganization of TCW Equities Fund into the TCW Focused Equities Fund (each a “Fund” and collectively, the “Funds”) (the “Reorganization”). On June 26, 2008, you provided oral comments. Please find below the Registrant’s responses to your comments. For your convenience, I have summarized your comments.

1.	Comment. Please clarify whether the expense cap for Class I shares of the TCW Focused Equities Fund after the Reorganization is voluntary or contractual.

Response. TCW Investment Management Company (the “Adviser”) has contractually agreed to cap expenses for the Fund’s Class I shares at the lower, pre-merger expense ratio. The expense limitation will continue in effect for one-year from the date of the Reorganization. A copy of the Expense Limitation Agreement reflecting this arrangement will be included as an exhibit to Pre-Effective Amendment No. 1 to the Registration Statement. As a result, references in the Registration Statement to the voluntary nature of the expense cap will be changed to reflect the fact that it is contractual.

2.	Comment. Please indicate whether the Adviser intends to recoup any of the fees waived pursuant to the Expense Limitation Agreement referenced above.

Response. Any waiver or reimbursement with respect to Class I shares of the TCW Focused Equities Fund is not subject to recoupment by the Adviser.

3.	Comment. Please include a copy of each document incorporated by reference into the Prospectus.

July 3, 2008

Response. The Registrant has elected not to incorporate by reference into the Prospectus the Funds’ current Class I share and Class N share prospectuses dated February 29, 2008 or the Funds’ Annual Report for the period ended October 31, 2007. As a result, any such reference will be deleted.

4.	Comment. Please disclose whether the Registrant will be receiving an opinion from counsel regarding the tax-free status of the Reorganization.

Response. As indicated on page 18 of the Prospectus, the Funds will receive an opinion from the law firm of Dechert LLP to the effect that the Reorganization will qualify as a tax-free reorganization for Federal income tax purposes.

5.	Comment. Please confirm that a final version of the tax opinion will be filed with Securities and Exchange Commission (“SEC”) following the Closing.

Response. The final version of Dechert’s tax opinion will be filed with the SEC following the Closing.

6.	Comment. Please remove the chart on page 3 of the Prospectus setting forth the operating expenses of the Funds.

Response. The chart has been moved from page 3 of the Registration Statement to page 13, after the Expense Table.

7.	Comment. Please explain why the TCW Equities Fund is being merged into the TCW Focused Equities Fund when it is the larger fund.

Response. The Adviser believes that, based on the performance of the TCW Equities and TCW Focused Equities Funds, the concentrated investment style of the TCW Focused Equities Fund is more likely to create greater shareholder value than the investment style of the TCW Equities Fund.

8.	Comment. Please elaborate on the discussion that the interests of the existing shareholders of the TCW Equities Fund would not be diluted as a result of this transaction.

Response. The Board of Directors of the Registrant has determined that the Reorganization will not result in the dilution of either Fund’s net asset value. However, as a result of the Reorganization, a shareholder of either the TCW Equities Fund or TCW Focused Equities Fund will hold a reduced percentage of ownership in the larger combined fund than the shareholder did in either of the Funds. Disclosure to this effect will be included in the Registration Statement.

9.	Comment. Please include disclosure that the TCW Equities Fund will distribute to its shareholders of record the TCW Focused Equities Fund shares on a pro rata basis.

July 3, 2008

Response. The following disclosure will be added where appropriate.

The Reorganization Agreement provides for the issuance of Class I and Class N shares, as applicable, of the Focused Equities Fund to holders of the Class I and Class N shares, respectively, of the Equities Fund on a pro rata basis.

10.	Comment. Please explain why the “other expenses” for both Class I and Class N shares differs significantly between the two Funds.

Response. The reason why the “other expenses” ratio for both Class I shares and Class N shares differs is due to the disparity of each class’ net assets relative to certain fixed expenses of each class. As of April 30, 2008, the Class I shares of the TCW Equities Fund had $54,944,272 in net assets as compared to $6,822,212 for Class I shares of the TCW Focused Equities Fund. With respect to Class N shares, the TCW Equities Fund had only $2,143,899 in net assets as compared to $37,707,572 for the TCW Focused Equities Fund.

11.	Comment. Please explain who will bear the expenses of the Reorganization if it is not approved by shareholders.

Response. The Adviser will bear the expenses of the Reorganization if it is not approved by shareholders. Disclosure to this effect will be included in the Registration Statement.

12.	Comment. Please confirm that the method to value each Fund’s securities is the same.

Response. Each Fund’s investments for which market quotations are readily available are valued based on their market value. Each Fund may use the fair value of a security as determined in accordance with procedures adopted by the Board of Directors if market quotations are unavailable or deemed unreliable or if events occurring after the close of a securities market and before a Fund values its assets would materially affect net asset value. A security that is fair valued may be valued at a higher price or lower price than actual market quotations or value determined by other funds using their own fair valuation procedures. Unlike the closing price of a security on an exchange, fair value determinations employ elements of judgment. The fair value assigned to a security may not represent the value that a Fund could obtain if it were to sell the security.

13.	Comment. Please include a new Power of Attorney as an exhibit to Pre-Effective Amendment No. 1 to the Registration Statement.

Response. A new Power of Attorney specifically authorizing the designated individuals to sign the Registration Statement applicable to the merger of the TCW Equities Fund into the TCW Focused Equities and any amendment or supplements thereto will be included as an exhibit.

July 3, 2008

If you have any questions or additional comments, please call the undersigned at 213-244-0290.

Sincerely,

/s/ Philip K. Holl
Philip K. Holl Secretary TCW Funds, Inc.